

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2015

Mr. Bayard De Paoli Gontijo
Chief Executive Officer
Oi S.A.
Rua Humberto de Campos, 425
Leblon, Rio de Janeiro, RJ, Brazil 22430-190

> **Re:**   **Oi S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed May 7, 2015**
> **File No. 001-13758**

Dear Mr. Gontijo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements

Risk Relating to Our African and Asian Operations, page F-22
30. Reconciliation Between Brazilian GAAP and US GAAP, page F-120

1. It appears from your risk factor disclosures that the realization of dividends due to PT Ventures from Unitel was subject to significant uncertainties as of the May 5, 2014 acquisition of PT Portugal. Tell us how you initially accounted for the acquisition of the $373.8 million of declared dividends due from Unitel for US GAAP purposes. As applicable, explain to us how you determined the fair value (present value) for US GAAP purposes of the Unitel dividend receivables in light of the significant uncertainties regarding the timing and collection of amounts due given the pertinent facts and circumstances known and knowable at the time. In this regard tell us how you determined when and in what monetary increments the amounts due would be received by PT Ventures. Further, tell us the discount rate employed and your consideration of risk premium in your US GAAP present value calculations for these receivables.

2. We note the post-acquisition deterioration of your relationship with Unitel including your loss of representation on Unitel's board of directors. Moreover, we note that you are currently uncertain when and whether "PT Ventures will realize the accounts receivable recorded with respect to the declared and unpaid dividends owed to PT Ventures by Unitel" as indicated in the risk factor disclosures on pages F-22 through F-27. Tell us your consideration for US GAAP purposes to not provide a provision for uncollectible receivable was appropriate as of December 31, 2014.

3. We note from footnote (i) on the bottom of page F-53 that you adopted and employed the valuation methodologies used by Banco Santander (Brasil) to value your investment in 25% of the equity of Unitel for Brazilian GAAP purposes. Tell us how you determined the recorded value of your investment in Unitel for US GAAP purposes upon acquisition and as of December 31, 2014. Explain the valuation methodologies employed and tell us how they addressed the facts and circumstances of your adverse and deteriorating relationships with Unitel's other shareholders, Unitel's current management and its Board of Directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant